1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 12, 2012

VIA EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Eskildsen:

In an April 18, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 227 (“PEA 227”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 295 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 7, 2012. PEA 227 was filed to register the PIMCO Short Asset Investment Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 227.

Prospectus

Comment 1: Confirm that the fee table captions conform to the language permitted by Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the captions to the fee tables conform to the language permitted by Instruction 3(e) to Item 3 of Form N-1A.

Comment 2: The fee tables are blank. Please complete with numbers and submit as correspondence prior to the effective date of the filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris

ASIA Beijing  Hong Kong

Chad Eskildsen June 12, 2012 Page 2

Response: Comment accepted. Please see correspondence from Adam T. Teufel, Dechert LLP, to Chad Eskildsen, Division of Investment Management, SEC, dated May 18, 2012, in which we provided completed fee tables, related footnotes and expense examples with numbers current as of that date.

Comment 3: Certain footnotes to the fee tables reference an expense limitation agreement and a fee limitation agreement. Confirm that such agreements will be included as exhibits to the next post-effective amendment.

Response: Confirmed. The Fund’s fee limitation agreement will be included as an exhibit to the next post-effective amendment. An amended schedule to the Trust’s expense limitation agreement will also be included as an exhibit to the next post-effective amendment.

Comment 4: Combine footnotes 2 and 3 to the fee table into a single footnote and briefly describe who can terminate the agreements and under what circumstances.

Response: We respectfully note that footnotes 2 and 3 to the fee tables describe different contractual arrangements. Accordingly, we believe it is more appropriate to provide disclosure regarding each contractual arrangement in a separate footnote as opposed to combining descriptions of both contractual arrangements into a single, more lengthy footnote. Additionally, each footnote states that the applicable contract is in effect through July 31, 2013 and then renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. Therefore, we believe each footnote “describes who can terminate the agreement and under what circumstances” consistent with Instruction 3(e) to Item 3 of Form N-1A and the Staff’s comment. Additional disclosure regarding the contractual arrangements is provided in the “Management of the Fund—Fee Limitation and Expense Limitation Agreements” section of the prospectus.

Comment 5: Footnote 3 to the fee table, which relates to a fee limitation agreement, states “[u]nder certain conditions, PIMCO may recoup amounts reduced in future periods, not exceeding three years.” Clarify what is meant by “under certain conditions.”

Response: Please see the “Management of the Fund—Fee Limitation and Expense Limitation Agreements” section of the prospectus, which states “PIMCO may recoup [the advisory fees waived] in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees, plus such recoupment, do not exceed [0.0049% of the Fund’s average net assets attributable to a separate class of shares].”

Chad Eskildsen June 12, 2012 Page 3

Comment 6: If true, revise the Principal Investment Strategies to disclose that the Fund may invest in junk bonds and add a principal risk regarding same.

Response: As disclosed in the Fund’s Principal Investment Strategies, the Fund invests primarily in investment grade debt securities rated Baa or higher by Moody’s Investors Service, Inc., or equivalently rated by Standard & Poor’s Rating Services or Fitch, Inc., or, if unrated, determined by PIMCO to be of comparable quality. Accordingly, the Fund will not invest in debt securities rated below investment grade (i.e., junk bonds) as part of its principal investment strategies.

Comment 7: In the Fund Summary—Principal Risks sections, revise Interest Rate Risk to include a numerical example demonstrating the effect to the price of the Fund, assuming a maximum average duration for that particular Fund, if interest rates rose by one percentage point.

Response: Information comparable to that requested by the Staff is provided in the “Characteristics and Risks of Securities and Investment Techniques—Duration” section of the prospectus. A shorter stub explanation of duration is also provided within the Fund’s Principal Investment Strategies.1 The brief description of duration within the “Principal Investment Strategies,” coupled with the more complete description in the back section of the prospectus provides, in the Registrant’s view, sufficient explanation of duration and is consistent with the requirements of Form N-1A.

Comment 8: Revise the Tax Information section following the Fund Summary to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, the Registrant has reviewed the current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred until a later date.

[1]

The brief description within the “Principal Investment Strategies” section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

[2]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Chad Eskildsen June 12, 2012 Page 4

Statement of Additional Information

Comment 9: The first full paragraph on page 53 states, “[i]n the case of a credit default swap sold by a Fund (i.e., where the Fund is selling credit default protection), however, in applying certain of the Funds’ investment policies and restrictions the Fund will value the credit default swap at its notional amount but may value the credit default swap at market value for purposes of applying certain of the Funds’ other investment policies and restrictions.” Explain why market value is used for some purposes and notional value for other purposes. Revise the disclosure to specify the particular policies and restrictions for which notional value is used and for which market value is used. To the extent notional value is used for purposes of complying with a fund’s rule 35d-1 80% test, explain how use of notional value for this purpose is compliant with the rule.

Response: When the funds sell credit default protection through a credit default swap (“Sell Protection CDS”), the funds typically value Sell Protection CDS at market value for most purposes. However, the funds value Sell Protection CDS at notional value for certain limited purposes, including asset coverage requirements3 and names rule compliance. We believe this approach is consistent with the SAI disclosure quoted above.

For those funds that have adopted non-fundamental investment policies pursuant to Rule 35d-1, the funds value Sell Protection CDS, if any, at notional value. When a fund seeks to invest in a fixed income instrument, it may of course purchase that security directly. Alternatively, a fund may sell credit default protection on that issuer, which gives the fund the same economic exposure to that issuer as if it had purchased the security directly. Selling credit default protection may be more advantageous and impose lower transaction costs on the fund than purchasing the security directly. We believe that the SEC clearly contemplated the use of synthetic instruments, such as Sell Protection CDS, to meet the Rule’s 80% asset test.4 PIMCO

[3]	For example, as disclosed in the “Investment Objectives and Policies—Derivative Instruments” section of the SAI:

In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or ‘earmark’ cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Such segregation or ‘earmarking’ will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio.

[4]	See Investment Company Act Release No. 24828 (Jan. 17, 2001) at n.13.

Chad Eskildsen June 12, 2012 Page 5

believes that notional value is the appropriate way to calculate the true economic value of Sell Protection CDS for purposes of the Rule, rather than the smaller market value which may represent a fund’s nominal investment in the Sell Protection CDS itself, but which does not accurately reflect a fund’s true economic exposure to a particular asset class via the Sell Protection CDS. From an investor’s point of view, and with respect to whether a particular fund’s name is misleading, PIMCO believes that valuing Sell Protection CDS at notional value is the most appropriate method.

Comment 10: The second full paragraph on page 53 states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise this sentence as it is inconsistent with the Staff’s view that such securities are part of the same industry or group of industries to which the underlying asset(s) belong (i.e., the asset(s) backing the privately issued mortgage-related or asset-backed security).

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,5 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each fund included in the SAI filed as part of PEA 227 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

*     *     *

[5]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Chad Eskildsen June 12, 2012 Page 6

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 227 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 12, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 295 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 7, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Ryan Leshaw

Dino Capasso